As filed with the Securities and Exchange Commission on November __, 1999


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                             NESCO INDUSTRIES , INC
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)




          Nevada                                         13-3709558
-------------------------------            ------------------------------------
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)




570 Lexington Avenue, Third Floor, New York, NY                  10022
-----------------------------------------------               ----------
   (Address of principal executive offices)                   (Zip Code)


Issuer's telephone number: 212/829-0880 (telecopier 212/829-8895)
                           --------------------------------------

Securities to be registered under Section 12(b) of the Act: None
                                                            ----


          Securities to be registered under Section 12(g) of the Act:
                         Common Stock, $.001 par value
                         -----------------------------

                             NESCO INDUSTRIES, INC.
                                   FORM 10-SB

                                TABLE OF CONTENTS

PART I...................................................................................................1
ITEM I.1   -   DESCRIPTION OF BUSINESS...................................................................1
   (a)        Business Development.......................................................................1
   (b)        Business of the Issuer.....................................................................1
   (c)        Reports to Shareholders....................................................................7
ITEM I.2   -  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
              OF OPERATIONS..............................................................................7
ITEM 1.3   -  DESCRIPTION OF PROPERTY...................................................................10
ITEM 1.4   -  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT............................10
ITEM 1.5   -  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL......................................12
ITEM 1.6   -  EXECUTIVE COMPENSATION....................................................................13
   (a)        Summary Compensation Table................................................................13
   (b)        Options/SAR Grants........................................................................14
   (c)        Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Value......................14
   (d)        Long-Term Incentive Plans.................................................................14
   (e)        Compensation of Directors.................................................................14
   (f)        Employment Contracts and Termination of Employment and Change in Control Arrangements.....14
   (g)        Report on Repricing of Options/SARS.......................................................14
ITEM 1.7   -  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS............................................14
ITEM 1.8   -  DESCRIPTION OF SECURITIES.................................................................15
PART II.................................................................................................18
ITEM II.1  -  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
              OTHER SHAREHOLDER MATTERS.................................................................18
   (a)        Market Information........................................................................18
   (b)        Holders...................................................................................19
   (c)        Dividends.................................................................................19
ITEM II.2  -  LEGAL PROCEEDINGS.........................................................................19
ITEM II.3  -  CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS..............................................19
ITEM II.4  -  RECENT SALES OF UNREGISTERED SECURITIES...................................................20
ITEM II.5  -  INDEMNIFICATION OF DIRECTORS AND OFFICERS.................................................20
FINANCIAL STATEMENTS....................................................................................21
PART III................................................................................................44
ITEM III.1 -  INDEX TO EXHIBITS.........................................................................44

                                     PART I

ITEM I.1 - DESCRIPTION OF BUSINESS

(a) Business Development:

NESCO Industries, Inc. (hereinafter sometimes referred to as "we" or the "Company") is principally engaged in providing asbestos abatement services, indoor air quality monitoring, testing and remediation, and other environmental services through its wholly-owned subsidiaries, National Abatement Corp., NAC Environmental Services Corp. and NAC/Indoor Air Professionals, Inc.

The Company was incorporated in Nevada in March 1993, and was inactive for a number of years until it acquired National Abatement Corp. and NAC Environmental Services Corp. in March 1998. National Abatement Corp. ("NAC") was incorporated in May 1988 to provide asbestos abatement services primarily in the greater metropolitan New York City area, and today is a full service asbestos abatement contractor. NAC Environmental Services Corp. ("NACE") was incorporated in May 1993. It is a provider of environmental services such as subsurface soils/groundwater remediation, Phase I and Phase II environmental site assessments and underground storage tank management and remediation.

In June 1999, we formed NAC/Indoor Air Professionals, Inc. ("NAC/IAP"), through which we provide indoor air quality monitoring, testing and remediation services, primarily in New York, New Jersey and Connecticut. Prior to the organization of NAC/IAP, we provided limited air quality services through NACE.

(b) Business of the Issuer:

(b)(1) Principal products and services and their markets:

(b)(1)(A). National Abatement Corp.

NAC has expertise in all types of asbestos abatement including removal and disposal, enclosure (constructing structures around asbestos-containing area) and encapsulation (spraying asbestos-containing materials with an approved sealant). Asbestos abatement is principally performed in commercial buildings, hospitals, government and institutional buildings, universities and industrial facilities. NAC's revenues in the past three fiscal years ended April 30 were as follows: 1999 - $9,819,053 (84.7% of total Company revenues); 1998 - $11,071,751
(92.3% of total revenues); and 1997 - $9,927,882 (97.7% of total revenues).

Asbestos is a fibrous mineral found in rock formations around the world that was used extensively as a construction material and in construction-related products as a fire retardant and insulating material prior to the early 1970s. Asbestos also was used as a component in a variety of building materials (such as plaster, drywall, mortar and building block) and in caulking, tile adhesives, paint, roofing felts, floor tile and other surfacing materials.

In the early 1970s, it became widely recognized that inhalation or ingestion of asbestos fibers caused a number of diseases, including asbestosis (a debilitating pulmonary disease), lung cancer and mesothelioma (a cancer of the abdominal and lung lining). The Environmental Protection Agency ("EPA") banned the use of asbestos as a construction material in 1973, and the federal government subsequently banned the use of asbestos in other building materials as well. Most structures built before 1973, however, contained asbestos in some form. The asbestos abatement industry grew rapidly in the 1980s due to increasing awareness and concern over health hazards associated with asbestos, legislative action mandating safety standards and requiring abatement in certain circumstances, and economic pressures on building owners seeking to satisfy the requirements of financial institutions, insurers and tenants. The market first leveled off and then declined in the 1990s.

NAC provides its services on a project contract basis. Individual projects are competitively bid, although many contracts with private owners are ultimately negotiated. The majority of contracts undertaken are on a fixed price basis. The lengths of the contracts are typically less than one year; however, larger projects may require two or three years to complete. Responsibility for each contract is assigned to a project manager who coordinates the project until its completion. NAC provides its asbestos abatement services using a qualified labor force in accordance with regulatory requirements, contract specifications and operating procedures manual, which describes worker safety and protection procedures, air monitoring protocols and abatement methods.

NAC's asbestos abatement operations generally have been concentrated in the tri-state New York, New Jersey and Connecticut region. Prior to the year ended April 30, 1999, NAC had been involved in a joint venture project in Pennsylvania. NAC is licensed and/or certified in all jurisdictions where required by its current work in order to conduct its operations. In addition, certain management and staff members are licensed and/or certified by various governmental agencies as asbestos abatement supervisors and workers.

Since NAC is able to perform asbestos abatement work throughout the year, the business is not considered seasonal in nature. However, it is affected by the timing of large contracts.

(b)(1)(B) NAC Environmental Services Corp.

NAC Environmental Services Corp. is a full service environmental firm with a focus on remediation, closure and cost effectiveness. NACE's staff consists of environmental engineers, hydrogeologists, environmental scientists, project managers and field technicians. NACE has established long term relationships with many fortune 500 companies, institutional and military organizations. Services offered by NACE include Phase I, II, and III environmental assessments, including underground storage tank removals, injection well closures, soil and groundwater treatment systems, contaminated soil removal and emergency response.

The following is a brief summary of our environmental assessment services:

Phase I: A Phase I site assessment is undertaken to identify potential environmental concerns at a subject property. The process is non-invasive, utilizing site visits, historical review, regulatory review, etc. to develop a competent environmental survey of the subject property.

Phase II: Once an environmental concern has been identified (i.e., an underground storage tank, evidence of hazardous waste, etc.), a Phase II assessment or investigation will take place. This investigation could include such procedures as drilling, ground penetrating radar or leaching pools sampling. As part of the investigation, soil and/or water samples are collected and analyzed to determine the presence or absence of contamination.

Phase III: If contamination is confirmed, an appropriate remedial action plan is designed and implemented, based upon the nature and severity of the contamination and the current conditions of the subject property. Remediation could take place in the form of soil vapor extraction, ground water pump and treatment systems, and many other options.

In satisfying our customers' needs, NACE generally provides inspection, various testing services and project planning and management services directly, and subcontracts with other environmental service providers for such specialized services as hazardous waste removal, transportation and disposal.

(b)(1)(C) NAC/Indoor Air Professionals, Inc.

NAC/IAP provides indoor air quality testing, monitoring and remediation services. Upon its organization, NAC/IAP took over the indoor air quality testing and remediation activities previously conducted by NACE. In July 1999, the Company expanded NAC/IAP's operation by acquiring the name and certain other assets from, and hiring personnel formerly employed by, a Long Island, New York based air quality contractor.

NAC/IAP offers an integrated approach to indoor air quality (IAQ) issues by offering investigative services, mechanical hygiene through HVAC system cleaning and engineering redesign, and microbiological decontamination. IAQ is an important concern in a wide variety of industries and facilities, including hospitals and other health care facilities, pharmaceutical and medical device companies, food manufacturing facilities, cruise ships, commercial and government office buildings, laboratories, universities, schools and retail outlets. This concern results from increased awareness of health, mechanical and fire hazards, related litigation exposure, and compliance with federal and state IAQ mandates. As a result of increased awareness of IAP as a health issue, terms such as "Sick Building Syndrome", "Legionnaire's Disease" and "Building Related Illness" have come into common use.

As a member of the National Air Duct Cleaners Association, NAC/IAP practices source removal techniques to provide a level of cleaning in compliance with the Association's 1992-01 industry standard.

NAC/IAP's present service area includes primarily the New York/New Jersey/ Connecticut Tri-State area. The Company is aggressively seeking to expand NAC/IAP's service area to include the entire Atlantic seaboard and Puerto Rico.

(b)(1)(D) Backlog

At April 30, 1999, we had contracts, including contract work in progress, representing future revenues of approximately $1,691,000. At year end 1998 and 1997, we had contracts representing future revenues of approximately $1,325,000 and $988,000, respectively.

(b)(2) Distribution Methods:

We undertake work primarily pursuant to written "fixed price" contracts which are obtained through competitive bidding, or on a negotiated, non-bid basis. Work performed in excess of the original contract amount is usually done pursuant to change order. The incidence of time and material contracts, and unit price contracts are not significant.

In marketing our services, we rely principally on a Company-employed sales staff and upon the efforts of our operating and executive management team who regularly call upon existing and prospective customers. We also utilize a number of independent sales representatives. As the breadth of the services that we offer has expanded beyond asbestos abatement to include indoor air quality and general environmental services, cross selling and cross referrals among its operating subsidiaries has increased and is emphasized by management to take advantage of the working relationships which we have developed over the years with industrial, commercial, engineering and other professional concerns in its service area.

We support our direct sales effort through regular advertising in trade publications, direct mailings to selected industrial and engineering firms (e.g., in the IAQ area, to industries that are most affected by IAQ issues), strategic telemarketing and regular participation in industry conferences and trade shows.

(b)(3) New Products or Services:

Prior to the organization of NAC/IAP in June 1999, the indoor air quality segment of our business was not significant. We are now actively promoting that service segment, and presently expect NAC/IAP to generate approximately 10% of total Company revenues in the current fiscal year.

(b)(4) Competition:

The environmental services industry is highly competitive and fragmented. We face competition from local owner-operated service contractors and from national and regionally based companies that perform a variety of industrial and environmental services. Competition in this market is based primarily on hourly rates, productivity, safety, innovative approaches and quality of service. A substantial portion of work in our service areas is performed pursuant to contracts obtained through competitive bidding. Among qualified bidders, price usually is the determining factor.

(b)(5) Sources of Supply:

We purchase job related materials and equipment from several vendors. We are not dependent on purchasing from any one vendor, as there are a number of sources of supply.

(b)(6) Major Customers:

Our customers include most frequently owners of commercial real estate, managing agents and general contractors, industrial facilities and hospitals and educational institutions. During the fiscal year ended April 30, 1999, approximately 80% of our operating revenues were derived from commercial and industrial clients, and approximately 20% was derived from institutional customers such as educational institutions and hospitals. Due to the nature of our business, which involves contracts that are often completed within one year, customers that account for a significant portion of revenue in one year may not represent a significant portion of revenue in subsequent years. We do not believe that the loss of future business from any single customer would have a material adverse effect on our results of operations or financial position taken as a whole.

No single customer accounted for more than 10% of our revenues in any of the past three fiscal years. Prior to the year ended April 30, 1998, a significant portion of NAC's business was conducted through a joint venture with another contractor. That joint venture was wound down during 1998, and did not generate significant business activity in the last fiscal year.

(b)(7) Patents, Trademarks, Licenses, etc.

We do not consider intellectual property (apart from trade secrets concerning customer and bidding information) to be significant to our operations.

(b)(8) and (9) Governmental Approvals and Regulations:

A core component of our business is advising and assisting our customers in complying with local, state and federal laws and regulations concerning the environment. With respect to asbestos abatement services, numerous regulations at the federal, state and local levels impact the industry, including the EPA's Clean Air Act and Occupational Safety and Health Administration ("OSHA") requirements.

Current EPA regulations generally ban the use of asbestos materials in buildings and establish procedures for controlling the emission of asbestos fibers into the environment during removal, transportation or disposal of such materials. The EPA also has notification requirements before removal operations can begin. Many state authorities and local jurisdictions have implemented similar programs governing removal, handling and disposal of asbestos.

The transportation of asbestos, which has been designated a hazardous material, is governed by the Department of Transportation under the Hazardous Materials Transportation Act of 1975, which has established guidelines for the transportation of asbestos.

The health and safety of personnel involved in the removal of asbestos is protected by OSHA regulations which specify allowable airborne exposure standards for asbestos workers, engineering and administrative control methods, work area practices, proper supervision, training, medical surveillance and decontamination practices for worker protection.

NAC's business depends, in part, on the issuance of permits from state and federal agencies to allow NAC to transport hazardous materials, to operate certain of NAC's equipment and to operate NAC's container cleaning and wastewater pretreatment facilities. NAC believes that it has and will be able to obtain and retain the applicable and necessary permits from governmental authorities. The majority of these permits require renewal annually and, accordingly, such permits may be subject to revocation, modification or denial. NAC believes it is in compliance with all of the federal, state and local statutes and regulations which affect its asbestos abatement business.

Certain services offered by NACE and NAC/IAP are required to be performed by licensed individuals. In addition, as indicated above, NACE frequently subcontracts with third parties for services which require licensing or permits (e.g., transportation of hazardous waste).

(b)(10) Research and Development:

We continuously pursue innovative and creative approaches and methods for providing services to our customers. We do not, however, engage in any significant research and development activities.

(b)(11) Environmental Compliance:

Except in the ordinary course of our business operations, we do not anticipate any significant costs to comply with environmental laws and requirements.

(b)(12) Employees: As of September 30, 1999, we had 43 full time employees. Six of our employees are executives, six are engaged in sales and marketing, and the remaining 31 employees are technical, production and administrative employees.

In addition to our "permanent" work force, we typically hire temporary laborers to staff NAC and NACE projects. Temporary laborers generally are represented by a labor union and, in New York and New Jersey, are covered by a collective bargaining agreement between the Company and the Mason Tenders Union. We also employ union laborers with other affiliations, depending on project jurisdiction, on a project by project basis. Our permanent work force is not unionized.

We believe we have good relations with our employees, and have never incurred a significant work stoppage due to any strike or protest by our employees.

(c) Reports to Shareholders:

At the time of filing of this Registration Statement, we are not subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Following the effective date of this Registration Statement, we will be subject to Exchange Act reporting requirements and, in accordance therewith, will file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports, proxy statements and other information may also be obtained from the web site that the Commission maintains at http://www.sec.gov. Copies of these materials can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal offices in Washington, D.C., as set forth above.

ITEM I.2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

When used in this discussion, the words "expect(s)", "feels", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from the possible results described in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

General

NESCO Industries, Inc. was incorporated in March 1993 as Coronado Communications Corp. In March 1998, NESCO, which was then inactive, acquired all of the outstanding capital stock of National Abatement Corp. ("NAC"), a corporation engaged primarily in asbestos abatement services, and NAC Environmental Services Corp. ("NACE"), a provider of a variety of other environmental remediation services. As a result of this acquisition, the former shareholders of NAC acquired a majority of the Company's outstanding capital stock and, for accounting purposes, NAC was treated as the acquiring corporation. Thus, the historical financial statements of NAC prior to this acquisition date are deemed to be the historical financial statements of the Company.

Results of Operations

Three months ended July 31, 1999 and 1998

In the quarter ended July 31, 1999, our earned revenues were $3,319,958 compared to $2,710,972 in the same quarter in the prior fiscal year. Our cost of earned revenues also increased in the first quarter, but slightly less on a percentage basis, to $2,677,865 from $2,204,603 in the first quarter of 1998. As a result, our gross profit margin increased to 19.34% in the three months ended July 31, 1999, compared to 18.68% in the quarter ended July 31, 1998.

The improvement in our gross profit margin was attributable primarily to a decrease in the percentage of our total revenues which were derived from NAC's asbestos abatement contracts. These contracts generally have a lower gross profit margin than the contracts performed by NACE and NAC/IAP.

Our general and administrative expenses also rose in the first quarter, but less, proportionately, than revenues and gross profit. As a result, we had net income of $9,727 in the first quarter, compared with net loss of $40,751 in the comparable 1998 quarter.

Years ended April 30, 1999 and 1998

We experienced a slight decline (approximately 3.4%) in earned revenues in the year ended April 30, 1999 (to $11,586,490 from $11,994,500 in the prior year), while achieving a proportionately greater reduction (approximately 7.4%) in our cost of earned revenues (to $9,239,824 from $9,975,115). As a result our gross profit margin improved by approximately 20% (to 20.25% in 1999 from 16.84% in 1998). The reduction in our cost of earned revenues, and the corresponding improvement in our gross profit margin, in the year ended April 30, 1999, was attributable primarily to a more profitable mix of business, which reflected in part a greater contribution to our total revenues by NACE.

Our increase in gross profit for the year ended April 30, 1999 (to $2,346,666 in 1999 from $2,019,385 in the prior year) was more than offset, however, by a substantial increase in general and administrative expenses during the year (to $2,256,079 from $1,658,427). This increase in general and administrative expense, coupled with a $66,000 increase in managerial fees which represent compensation for services of two of the Company's executive officers (to $208,000 from $142,000), resulted in a net operating loss of ($117,413) in 1999 compared to operating income of 218,958 in the prior year.

The increase in general and administrative expense in the year ended April 30, 1999, was attributable primarily to increased occupancy costs of $69,072 related in part to a move of our executive offices in November 1998; increased personnel costs of $178,342; increased travel and entertainment expenses of $78,501 attributable to an expanded sales and marketing effort; and an increase in provision for uncollectibles of $141,000 which was reflective of the increase in receivables at year end 1999 compared to the prior year.

Our net loss of ($116,328) in the year ended April 30, 1999 ($.02 per share), compared with net income of $200,743, or $.03 per share in year ended April 30, 1998, was primarily the result of increased general and administrative expenses in 1999, as described above, and the fact that in 1999 we realized a loss of ($12,381) on the operations of a joint venture which were primarily related to the wind-up of the joint venture's activities, compared to income of $296,293 from joint venture operations in 1998.

Liquidity and Capital Resources

Our cash and cash equivalents declined from $631,853 at April 30, 1998 to $97,765 at April 30, 1999, primarily as a result of operating activities ($261,189) and the purchase of fixed assets ($336,785) associated with the move of our executive and administrative offices from working capital.

Our significant increase in accounts receivable at year end 1999, to $2,822,824 from $2,184,516 at April 30, 1998, was the result of a greater percentage of projects in which we performed as a subcontractor rather than contracting directly with the owner. Accounts receivable on projects in which we bill a general contractor rather than the owner of the project tend to be outstanding for a longer period. In addition, we experienced a general slowdown in accounts receivable collection in the second half of the year attributable in part to the relocation of our administrative and executive offices in the third quarter, and the temporary loss of key administrative personnel in the third and fourth quarter.

To provide additional working capital in the current fiscal year, we borrowed $400,000 from Petrocelli Industries, Inc., a company controlled by Santo Petrocelli, Sr., our Chairman, President and Chief Executive Officer. The loan bears interest at 10% per annum, payable monthly. Terms for the repayment of the loan principal have not been established, and we consider this loan to be repayable on demand.

In the quarter ended July 31, 1999, we acquired certain assets now used by NAC/IAP from an unrelated third party for $137,860 and the issuance of 364,963 shares of common stock. The cash used to acquire these assets was provided by the loan from Petrocelli Industries that is described in the preceding paragraph.

With the additional working capital provided by the $400,000 loan by Petrocelli Industries, we expect to be able to finance our operating cash needs with cash generated by operations. We do plan to investigate the possibility of raising additional equity capital, however, to provide increased liquidity, to fund increased business activity and to be in a position to take advantage of acquisition opportunities should they arise. At the present time, however, we have no commitments for any additional financing.

Year 2000

Many computer systems experience problems handling dates beyond the year 1999. Therefore, some computer hardware and software will need to be modified prior to the year 2000 in order to remain functional. Management of the Company has completed its assessment of year 2000 issues and believes that the consequences of such issues will not have a material effect on the Company's business, results of operations or financial condition, without taking into account any efforts by the Company to avoid such consequences.

New Accounting Pronouncements

In June 1997. the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 130 did not have a material impact on the Company's financial reporting.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 establishes standards for public business enterprises to report information about operating segments in annual financial statements and selected information in the notes thereto. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. SFAS No. 131 need not be applied to interim financial statements in the year of adoption, but comparative information is required in the second year of application. The Company believes that the adoption of SFAS No. 131 will not have a material impact on the Company's financial reporting.

In 1998, the FASB issued Statement of Financial Accounting Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 modifies the accounting for derivative and hedging activities and is effective for fiscal years beginning after December 15, 1999. The Company believes that the adoption of SFAS No. 133 will not have a material impact on the Company's financial reporting.

In 1998, the AICPA issued Statement of Position (SOP) 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use". The Company believes that the adoption of SOP 98-1 will not have a material impact on the Company's financial reporting.

Item 2(c) Quantitative and Qualitative Disclosures About Financial Derivative and Other Market Risks

The Company employs no "hedging" strategies at the present time, and all of our cash deposits are denominated in US dollars.

ITEM I.3 - DESCRIPTION OF PROPERTY

Our executive and administrative offices are located in leased premises of approximately 5,100 square feet at 570 Lexington Avenue, Third Floor, New York, NY 10022. The annual lease costs for these offices is approximately $160,000 for the first five years, and $180,000 thereafter. The lease expires on October 31, 2008.

We also lease warehouse and office space in Rutherford, NJ (approximately 6,000 square feet) at an annual rent of approximately $38,000, and in Farmingdale, NY (approximately 500 square feet) at an annual rent of approximately $12,000. We rent a small amount of storage area in midtown Manhattan (approximately 170 square feet) at an annual rent of approximately $5,800.

We believe our offices and other facilities are adequate for our present needs.

ITEM I.4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of October 31, 1999, with respect to the beneficial ownership of our securities by officers and directors, individually and as a group, and all holders of more than 5% of our Common Stock. Unless otherwise indicated, all shares are beneficially owned and sole investment and voting power is held by the beneficial owners indicated. On October 31, 1999, there were 6,614,963 shares of Common Stock outstanding, and no shares of any other class of capital stock were outstanding.


----------------------------------------------------------------------------------------------------
                                                                                  Percentage of
                                                                                Outstanding Common
                                                Number of Shares of Common      Stock Beneficially
            Names and Addresses                Stock Beneficially Owned(1)            Owned
            of Beneficial Owner
----------------------------------------------------------------------------------------------------
Santo Petrocelli, Sr. (2)                                2,400,000                      36.3%
c/o Petrocelli Industries, Inc.
1212 43rd Avenue
Long Island City, NY  11101


----------------------------------------------------------------------------------------------------
Marshall H. Geller(3)                                    2,400,000                      36.3%
20 Country Ridge Circle
Rybrook, NY  10573


----------------------------------------------------------------------------------------------------
Michael J. Caputo                                          100,000                       1.5%
c/o Nesco Industries, Inc.
570 Lexington Avenue
Third Floor
New York, NY  10022


----------------------------------------------------------------------------------------------------
Lawrence S. Polan(4)                                       100,000                       1.5%
c/o Petrocelli Industries, Inc.
1212 43rd Avenue
Long Island City, NY  11101


----------------------------------------------------------------------------------------------------
Santo Petrocelli, Jr.(5)                                        -0-                       -0-
c/o Petrocelli Industries, Inc.
1212 43rd Avenue
Long Island City, NY  11101


----------------------------------------------------------------------------------------------------
All Officers and Directors as a                          5,000,000                      75.6%
Group (5 persons)

----------------------------------------------------------------------------------------------------

--------------

(1) As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934 as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, including a right to acquire such power(s) during the next 60 days. Unless otherwise noted, beneficial ownership consists of sole ownership, voting and investment rights.

(2) Owned of record by Petrocelli Industries Inc. Mr. Petrocelli is the President and Chief Executive Officer of Petrocelli Industries, Inc., and beneficially owns 25% of its outstanding capital stock. The other 75% is owned by members of Mr. Petrocelli's family.

(3) Owned of record by Gelco Development Corp., a company owned and controlled by Mr. Geller and members of his family.

(4) Owned of record by LPS Consultants Inc., a company owned and controlled by Mr. Polan and his wife.

(5) Does not include shares owned by Petrocelli Industries, Inc., in which Mr. Petrocelli has an economic interest by reason of his equity ownership of Petrocelli Industries, Inc.


ITEM I.5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL

The Company's executive officers and directors are as follows:


Name of Director                       Age                     Positions With Company
----------------                       ---                     ----------------------
Santo Petrocelli, Sr. ..............    64          President and Chief Executive  Officer,  Chairman
                                                    of the Board of Directors

Michael J. Caputo ..................    47          Chief Operating Officer and Director

Marshall H. Geller .................    61          Executive Vice President and Director

Lawrence S. Polan ..................    69          Chief Financial Officer,  Secretary-Treasurer and
                                                    Director

Santo Petrocelli, Jr. ..............    32          Director


     Santo Petrocelli, Sr., has served as Chairman and CEO of the Company and its predecessors since 1988. Mr. Petrocelli is the Chairman and CEO and a Director of Petrocelli Industries, Inc., Petrocelli Electric Co., Inc., a privately-owned company based in Long Island City, New York, which is engaged in the business of electrical and telecommunications contracting. Mr. Petrocelli devotes less than a majority of his working time (approximately 30%) to the Company's business.

     Michael J. Caputo has served as Chief Operating Officer and a director of the Company and its predecessors since 1988.

     Marshall H. Geller, Executive Vice President and a director of the Company, has served as a director of the Company since March 1998, and in a variety of executive and consulting capacities with the Company and its predecessors since 1988. He has owned and operated an exterior maintenance and restoration firm in New York City since 1962. Mr. Geller devotes less than a majority of his time (approximately 30%) to the business of the Company.

     Lawrence S. Polan has served as Secretary, Treasurer, Chief Financial Officer and a director of the Company and its predecessors since 1988. Mr. Polan also is the Chief Financial Officer of Petrocelli Electric Co., Inc. Mr. Polan devotes less than a majority of his time (approximately 30%) to the Company's business.

     Santo Petrocelli, Jr., has served as a director of the Company since March 1998. Mr. Petrocelli also is President of Petrocelli Communications Company, a division of Petrocelli Electric Co., Inc., a position he has held since May 1998. From May 1992 to May 1998, Mr. Petrocelli was Executive Vice President of Petrocelli Communications Company.

     Santo Petrocelli, Sr., is the father of Santo Petrocelli, Jr. There are no other family relationships among the Company's officers and directors.


ITEM I.6 - EXECUTIVE COMPENSATION

(a) Summary Compensation Table:

The following table sets forth information concerning compensation for services rendered in all capacities awarded to, earned by or paid to Santo Petrocelli, Sr., the Company's Chairman and Chief Executive Officer, Michael J. Caputo, Chief Operating Officer, and Marshall Geller, Executive Vice President, in the year ended April 30, 1999. No other executive officer of the Company received compensation of $100,000 or more from the Company in the last fiscal year.

Mr. Petrocelli is compensated by the Company through Petrocelli Industries, Inc., and Mr. Geller is compensated through Gelco Development Corp. Payments to these companies were classified as "Management Fees" in the Company's Statement of Operations for the years ended April 30, 1999 and 1998.

=====================================================================================================================
                           Summary Compensation Table
=====================================================================================================================
                                                                               Long Term Compensation
                                                                -----------------------------------------------------
                                    Annual Compensation                  Awards                     Payouts
                              -------------------------------   ------------------------    -------------------------
                                                     Other      Restricted    Securities                    All
Name and                                            Annual         Stock      Underlying      LTIP         Other
Principal                     Salary     Bonus   Compensation    Award(s)      Options/     Payouts    Compensation
Position              Year      ($)       ($)         ($)           ($)        SARS(#)        ($)           ($)
--------              ----    ------     -----   ------------   ----------    ----------    -------    ------------
Santo Petrocelli,    1999    104,000      -0-          *            -0-          -0-          -0-           -0-
Sr., Chairman of
the Board,
President and CEO

Michael J. Caputo,   1999    132,500    40,000         *            -0-          -0-          -0-           -0-
COO

Marshall H. Geller,  1999    104,000      -0-          *            -0-          -0-          -0-           -0-
Executive Vice
President
=====================================================================================================================

*Less than $50,000




(b) Options/SAR Grants: None.

(c) Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Value: None; not applicable.

(d) Long-Term Incentive Plans: None.

(e) Compensation of Directors:

During the fiscal year ended April 30, 1999, no director of the Company received any compensation for any services provided in such capacity. Directors of the Company are reimbursed for expenses incurred by them in connection with their activities on behalf of the Company.

(f) Employment Contracts and Termination of Employment, and Change in Control
Arrangements:

None of the Company's executive officers have fixed term employment agreements and there are no agreements relating to severance, change of control or other similar terms between the Company and any of its executive officers.

(g) Report on Repricing of Options/SARS: Not Applicable.

(h) Supplementary Information on Stock Options. Not applicable.


ITEM I.7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There were no transactions between the Company and any of its current executive officers or holders of 5% or more of its voting securities during either of the last two fiscal years.


ITEM I.8 - DESCRIPTION OF SECURITIES

The Company's authorized capital stock consists of 25,000,000 shares of Common Stock, $.001 par value per share, of which 6,614,963 shares were outstanding as of October 31, 1999, and 1,000,000 shares of Preferred Stock, $.001 par value, as to which the Board has the power to designate the rights, terms, preferences, etc. As of October 31, 1999, the Board had not designated or issued any Preferred Stock.

Common Stock

Holders of Common Stock are entitled to one vote for each share of Common Stock owned of record on all matters to be voted on by stockholders. The Company's Articles of Incorporation do not contain any special voting provisions, and no corporate action requires a greater than majority vote of stockholders. Cumulative voting is not permitted in the election of directors.

The holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors, in its discretion, from funds legally available therefor.

The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption provisions. All outstanding shares of Common Stock are validly issued, fully paid, and nonassessable.

Undesignated Preferred Stock

The Company's Board of Directors presently has the authority by resolution to issue up to 1,000,000 shares of preferred stock in one or more series and fix the number of shares constituting any such series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations, or restrictions thereof, including the dividend rights, dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the stockholders. For example, the Board of Directors is authorized to issue a series of preferred stock that would have the right to vote, separately or with any other series of preferred stock, on any proposed amendment to the Company's Certificate of Incorporation or any other proposed corporate action, including business combinations and other transactions.

Stock Option Plan

In June 1999, we adopted an Incentive Stock Option Plan:

     o to provide incentives and rewards to our employees who are in a position to contribute to our long term growth and profitability;

     o to assist us in attracting, retaining and motivating personnel with experience and ability we need; and

     o to make our compensation program more competitive with those of other employers.

We also anticipate that we will benefit from the added interest which personnel who receive options will have in our success as a result of their proprietary interest. The Plan is administered by our Board of Directors. However, the Board may establish a stock option committee of at least three (3) directors to administer the Plan.

The Board or committee is authorized to select from among eligible employees, directors, advisors and consultants those individuals to whom options are to be granted. The Board or committee also will to determine the number of shares each person may acquire and the terms and conditions of the options. The Board or committee also is authorized to prescribe, amend and rescind terms relating to options granted under the plan. Generally, the interpretation and construction of any provision of the Plan or any options granted thereunder is within the discretion of the Board or committee.

The Plan provides that options may or may not be incentive stock options within the meaning of Section 422 of the Internal Revenue Code. Only persons classified as employees are eligible to receive incentive stock options. Non-employee directors, advisors and consultants are eligible to receive options which do not qualify as incentive stock options under applicable Internal Revenue Code. The options granted by the Board in connection with its adoption of the Plan are not incentive stock options.

The terms of options granted under the Plan are determined by the Board or committee at the time the option is granted. Each option is evidenced by a written option document. The option documents, together with the provisions of the Plan, determine such terms as:

     o    when options under the Plan become exercisable;

     o the exercise price of options, which, for incentive stock options, may not be less than 100% of the fair market value of our common stock on the date the option is granted (110% in the case of optionees who own 10% or more of our common stock);

     o    the term of the option;

     o    vesting provisions; and

     o    special termination provisions.

An option may not be transferred, other than to the heirs of the option holder and is exercisable only by the original option holder during his lifetime or, in the event of his death, by his heirs.

At April 30, 1999, no options had been granted under the Plan. In the first quarter of the current year, we granted options to purchase 445,000 shares of Common Stock to eight individuals, including options to purchase 400,000 to executive officers and directors as follows:

                                                                     No. of
                  Optionee                                           Shares
                  --------                                          -------
                  Santo Petrocelli, Sr.                             150,000
                  Marshal H. Geller                                 150,000
                  Lawrence S. Polan                                  50,000
                  Michael J. Caputo                                  50,000

All options granted in the first quarter are 100% vested, are exercisable at a price of $1.50 per share, and expire on June 13, 2004, subject to earlier termination under the Plan.

Transfer Agent

Our transfer agent is Interwest Stock Transfer Company, 1981 East 4800 South, Salt Lake City, UT 84117, telephone 801/272-9294.

Anti-Takeover Provisions

We are not presently aware of any takeover attempt or interest involving the Company. Our Articles of Incorporation and Bylaws, however, and the Nevada General Corporation Law (the "NGCL"), do contain certain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions.

Authorized but Unissued Shares: Our authorized capital stock includes 25,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock. These shares of capital stock were authorized for the purpose of providing our Board of Directors with as much flexibility as possible to issue additional shares for proper corporate purposes, including equity financing, acquisitions, stock dividends, stock splits, employee stock option plans. Shares of Preferred Stock could be issued quickly with terms calculated to delay or prevent a change in control of the Company without any further action by the stockholders. Our stockholders do not have preemptive rights with respect to the purchase of these shares. Therefore, such issuance could result in a dilution of voting rights and book value per share of our Common Stock. No shares of Preferred Stock have been issued, and we have no present plan to issue any such shares.

No Cumulative Voting: Neither our Articles of Incorporation nor our Bylaws contain provisions for cumulative voting. Cumulative voting entitles each stockholder to as many votes as equal the number of shares owned by him multiplied by the number of directors to be elected. With cumulative voting, a stockholder may cast all these votes for one candidate or distribute them among any two or more candidates. Thus, cumulative voting for the election of directors allows a stockholder or group of stockholders who hold less than 50% of the outstanding shares voting to elect one or more members of a board of directors. Without cumulative voting for the election of directors, the vote of holders of a plurality of the shares voting is required to elect any member of a board of directors and would be sufficient to elect all the members of the board being elected.

Control Share Acquisitions: Sections 78.378 et seq. of the Nevada General Corporation Law (the "NGCL") provide for notice of shareholders of a "control share acquisition", which is defined as the acquisition of 20% of the voting power of a Nevada corporation, or of voting power exceeding one-third of such total voting power by a person who owns 20% or more of such voting power prior to the acquisition, or a majority or more of such voting power by a person who already owns one-third or more of the voting power. shareholders have the right to demand "fair value" for their shares if a control share acquisition occurs. The "control share" provisions limit the voting power of the acquirer in a control share acquisition, and permit a corporation to recover profits resulting from the sale of control shares in certain situations. The control share acquisition provisions of the NGCL apply only to Nevada corporations with a minimum of 100 shareholders of record who reside in Nevada and, for that reason, do not now apply to the Company.

General Effect of Anti-Takeover Provisions: The overall effect of these provisions may be to deter a future tender offer or other takeover attempt that some stockholders might view to be in their best interests at that time. In addition, these provisions may have the effect of assisting current management in retaining its position and place it in a better position to resist changes which some stockholders may want to make if dissatisfied with the conduct of our business.

                                     PART II


ITEM II.1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

(a) Market Information

Our Common Stock is traded over-the-counter on the electronic bulletin board operated by the National Association of Securities Dealers under the symbol "NESK.OB". The following table sets forth the high and low bid prices quoted for our Common Stock since April 1998:

            1998                              High                      Low
       --------------                         ----                      ---
       Second Quarter                        $4 3/4                     $3
       Third Quarter                         $3 7/8                     $2
       Fourth Quarter                        $2 1/2                     $1

            1999
       --------------
       First Quarter                         $1 1/4                     $1 1/8
       Second Quarter                        $1 1/2                     $1 1/8
       Third Quarter                         $1.1/4                     $  7/8
       Fourth Quarter
        (through November 11, 1999)          $1 1/8                     $ 9/16

The above quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

(b) Holders

As of October 21, 1999, there were 33 record holders of our Common Stock.

(c) Dividends

The Company has never declared or paid any cash dividends on its Common Stock. We currently anticipate that all future earnings will be retained to support expansion of our business. Accordingly, we do not anticipate paying cash dividends on our Common Stock in the foreseeable future.

ITEM II.2 - LEGAL PROCEEDINGS

The Company is a defendant in a number of litigations relating to property damage and/or bodily injury claims which arise in the ordinary course of its business operations. We believe that all pending claims are covered by insurance, and will be settled or otherwise disposed of within policy limits. The Company is not involved in any other material legal proceedings.

We maintain commercial general liability insurance for claims arising from its business operations with coverage of $5 million limit per claim and in the aggregate against loss arising from property damage and bodily injury. The policy is written on an "occurrence" basis which provides coverage for insured risks that occur during the policy period, irrespective of when a claim is made. Higher policy limits are available for individual projects. We also carry pollution errors and omissions liability insurance ($1 million limit per claim and in the aggregate), a $15 million commercial umbrella policy, and worker's compensation insurance within statutory coverage limits. In addition, a substantial number of NAC's customers require performance and payment bonds and the registrant maintains a bonding program to satisfy these requirements.


ITEM II.3 - CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not Applicable.

ITEM II.4 - RECENT SALES OF UNREGISTERED SECURITIES

For the two years preceding the date of this Registration Statement, we have issued the following securities in transactions not registered under the Securities Act of 1933:

     (a) In March 1998, we issued 5,000,000 shares of Common Stock to the then stockholders of National Abatement Corp. and NAC Environmental Services Corp. in exchange for all of the outstanding capital stock of those corporations. The transaction was a negotiated business combination by which the buyer and sellers were represented by counsel, all the five former shareholders of NAC and NACE were sophisticated investors who acquired the shares for investment, and the beneficial owners of the shares, following the transaction, became officers and directors of the Company. The shares were issued without registration under the Securities Act in reliance upon Section 4(2) of the Act, and are "restricted securities" as that term is defined in Rule 144 under the Act. Certificates representing the shares are legended, and stop orders against unauthorized transfers of the shares have been entered.

     (b) In July 1999, we issued 364,963 shares of Common Stock in partial payment for certain business assets acquired from IAP, Inc. The transaction was a negotiated business combination in which both buyer and seller were represented by counsel. We relied on Section 4(2) of the Securities Act in issuing the shares without registration under the Act.


ITEM II.5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation contain a provision permitted by the NGCL which eliminates the personal liability of directors for monetary damages for breach of their fiduciary duty of care which arises under state law. Although this does not change the directors' duty of care, it limits legal remedies which are available for breach of that duty to equitable remedies, such as an injunction or rescission. This provision has no effect on directors' liability for: (1) breach of the directors' duty of loyalty; (2) acts or omissions not in good faith or involving intentional misconduct or known violations of law; and (3) approval of any transactions from which the directors derive an improper personal benefit.

The NGCL empowers the Company to indemnify officers, directors, employees and others from liability in certain circumstances such as where the person successfully defended himself on the merits or acted in good faith in a manner reasonably believed to be in the best interests of the corporation. Our Bylaws require indemnification, to the fullest extent permitted by the NGCL, of any person who is or was involved in any manner in any investigation, claim or other proceeding by reason of the fact that such person is or was a director or officer of the Company, or of another corporation serving at the Company's request, against all expenses and liability actually and reasonably incurred by such person in connection with the investigation, claim or other proceeding.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, we are advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                    PART F/S

                              FINANCIAL STATEMENTS


                                                                           PAGE
                                                                           ----
Independent Auditor's Report............................................     22

Consolidated Balance Sheets.............................................     23

Consolidated Statements of Operations...................................     24

Consolidated Statements of Cash Flows...................................     25

Consolidated Statements of Changes in
Shareholders' Equity....................................................     26

Notes to Consolidated Financial Statements..............................     27

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
  NESCO Industries, Inc.


We have audited the accompanying consolidated balance sheet of NESCO Industries, Inc. and subsidiaries as of April 30, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NESCO Industries, Inc. and subsidiaries as of April 30, 1999, and the results of their operations and cash flows for each of the two years ended April 30, 1999, in conformity with generally accepted accounting principles.



New York, New York
July 27, 1999

                    NESCO INDUSTRIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                                     ASSETS

                                                              July 31,
                                                    --------------------------     April 30,
                                                       1999            1998           1999
                                                    ----------      ----------     ----------
                                                            (Unaudited)
Current Assets:
  Cash and equivalents                              $   16,865      $   53,281     $   97,765
  Accounts receivable                                3,282,715       2,773,244      2,822,824
  Investment in joint venture                            3,420          15,801          3,420
  Unbilled costs and estimated earnings in excess
    of billings on uncompleted contracts               695,819         507,037        211,961
  Prepaid taxes and expenses                            66,004         190,692         40,796
  Deferred income taxes                                 94,600                         94,600
                                                    ----------      ----------     ----------
    Total current assets                             4,159,423       3,540,055      3,271,366
                                                    ----------      ----------     ----------
  Fixed assets, net                                    391,256          97,470        367,479
  Intangibles, net                                     545,139
  Other assets                                         109,264         155,615        109,714
                                                    ----------      ----------     ----------
                                                    $5,205,082      $3,793,140     $3,748,559
                                                    ----------      ----------     ----------

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                       1999            1998           1999
                                                    ----------      ----------     ----------
Current Liabilities:
  Accounts payable and accrued expenses             $2,515,058      $2,085,540     $2,099,956
  Notes payable, equipment                              10,958          15,860         15,221
  Loans payable, shareholders                          538,441         108,847        188,441
  Billing in excess of costs and estimated
    earnings on uncompleted contracts                  664,355         363,564        474,210
  Income taxes                                         148,563          50,419        166,873
  Deferred income taxes                                                199,200
  Taxes, other than income                              32,687          25,661         18,565
                                                    ----------      ----------     ----------
    Total current liabilities                        3,910,062       2,921,091      2,963,266
Notes payable, equipment                                10,912          22,091         10,912
                                                    ----------      ----------     ----------
    Total liabilities                                3,920,974       2,943,182      2,974,178
                                                    ----------      ----------     ----------
Stockholders' Equity:
  Common stock, $.001 par value
    Authorized 25,000,000 shares
    Issued and outstanding 6,614,963 shares at
    July 31, 1999 and 6,250,000 shares at
    April 30, 1999 and July 31, 1998                     6,615           6,250          6,250
  Capital in excess of par value                       883,185         383,550        383,550
  Retained earnings                                    394,308         460,158        384,581
                                                    ----------      ----------     ----------
                                                     1,284,108         849,958        774,381
                                                    ----------      ----------     ----------
                                                    $5,205,082      $3,793,140     $3,748,559
                                                    ----------      ----------     ----------

See accompanying Notes.

                     NESCO INDUSTRIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS
             THREE MONTHS ENDING JULY 31, 1999 AND 1998 (UNAUDITED)
                     AND YEARS ENDED APRIL 30, 1999 AND 1998


                                                              July 31,                    April 30,
                                                    -------------------------     ---------------------------
                                                        1999          1998           1999            1998
                                                        ----          ----           ----            ----
                                                            (Unaudited)
Earned Revenues                                     $ 3,319,958    $2,710,972     $11,586,490     $11,994,500

Cost of earned revenues                               2,677,865     2,204,603       9,239,824       9,975,115
                                                    -----------    ----------     -----------     -----------

     Gross profit                                       642,093       506,369       2,346,666       2,019,385

General and administrative expenses                     558,225       487,284       2,256,079       1,658,427
                                                    -----------    ----------     -----------     -----------

Operating income before management fees                  83,868        19,085          90,587         360,958

Management fees                                          52,000        52,000         208,000         142,000
                                                    -----------    ----------     -----------     -----------

Operating income (loss)                                  31,868       (32,915)       (117,413)        218,958
                                                    -----------    ----------     -----------     -----------

Other Income (Expense):
       Income/(Loss) from Joint Venture                                               (12,381)        296,293
       Unrealized gain on investments                                                  18,000
       Gain on disposal of fixed asset                                                    736             790
       Interest expense, net                             (7,355)       (4,027)        (24,285)        (18,027)
                                                    -----------    ----------     -----------     -----------

Income (loss) before income taxes                        24,513       (36,942)       (135,343)        498,014

Income tax expense (recovery)                            14,786         3,809         (19,015)        297,271
                                                    -----------    ----------     -----------     -----------

      Net Income (Loss)                              $    9,727    $  (40,751)    $  (116,328)    $   200,743
                                                    -----------    ----------     -----------     -----------

Basic and diluted earnings (loss) per share           -                 (0.01)          (0.02)           0.03
                                                    -----------    ----------     -----------     -----------

Common and dilutive shares                            6,333,992     6,250,000       6,250,000       6,250,000
                                                    -----------    ----------     -----------     -----------


See accompanying Notes.

                     NESCO INDUSTRIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
             THREE MONTHS ENDING JULY 31, 1999 AND 1998 (UNAUDITED)
                     AND YEARS ENDED APRIL 30, 1999 AND 1998


                                                                               July 31,                   April 30,
                                                                       -----------------------     ----------------------
                                                                          1999          1998          1999        1998
                                                                          ----          ----          ----        ----
                                                                              (Unaudited)
Cash Flows from Operating Activities:
   Net income (loss)                                                   $   9,727     $ (40,751)    $(116,328)   $ 200,743
       Adjustments to reconcile net income (loss) to
       net cash provided (used) by operating activities:
           Depreciation and amortization                                  22,721         9,900        50,276       38,516
           Amortization of contracts acquired                             20,000
           Unrealized gain on marketable securities                                                  (18,000)
           Gain on disposal of fixed asset                                                              (736)        (790)
           Deferred income taxes                                                           418      (293,382)      99,995
           Changes in operating assets and liabilities:
              Accounts receivable                                       (459,891)     (588,728)     (638,308)     117,270
              Prepaid expenses and taxes                                 (64,200)       38,109        66,408      (65,022)
              Unbilled costs and estimated earnings in excess
                  of billings on uncompleted contracts                  (483,858)     (317,638)      (22,562)     (56,804)
              Other assets                                                   450       (89,355)      (85,454)
              Accounts payable and accrued expenses                      415,102       371,617       396,627      295,660
              Income taxes                                                20,682       (70,436)      167,615       17,641
              Taxes other than income                                     14,122         5,221        (1,875)       1,532
              Billings in excess of costs and estimated
                  earnings on uncompleted contracts                      190,145       123,884       234,530     (470,423)
                                                                       ---------     ---------     ---------    ---------
                   Net cash provided (used) by operating activities     (315,000)     (557,759)     (261,189)     178,318
                                                                       ---------     ---------     ---------    ---------
Cash Flows from Investing Activities:
   Purchase of fixed assets                                               (3,777)      (21,459)     (336,785)     (38,481)
   Acquisition and intangibles                                          (107,860)
   Proceeds from disposition of fixed assets                                                           5,676        1,000
   Proceeds from refund of investment                                                                 60,000
   Advances to joint venture, net                                                                     12,381      161,057
                                                                       ---------     ---------     ---------    ---------
                   Net cash provided (used) by investing activities     (111,637)      (21,459)     (258,728)     123,576
                                                                       ---------     ---------     ---------    ---------
Cash Flows from Financing Activities:
   Payment of equipment notes                                             (4,263)       (2,354)      (14,171)     (10,435)
   Borrowings from shareholder loans -- net                              350,000         3,000                     (9,070)
   Proceeds from issuance of stock                                                                                 75,000
   Payments for treasury stock                                                                                   (326,230)
                                                                       ---------     ---------     ---------    ---------
                   Net cash provided (used) by financing activities      345,737           646       (14,171)    (270,735)
                                                                       ---------     ---------     ---------    ---------
Net increase (decrease) in cash and equivalents                          (80,900)     (578,572)     (534,088)      31,159
Cash and equivalents, beginning                                           97,765       631,853       631,853      600,694
                                                                       ---------     ---------     ---------    ---------
Cash and equivalents, ending                                           $  16,865     $  53,281     $  97,765    $ 631,853
                                                                       ---------     ---------     ---------    ---------

See accompanying Notes.

                     NESCO INDUSTRIES, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                     Notes Due
                                          Common Stock     Capital in                on Common
                                     --------------------  Excess of    Retained       Stock     Treasury Stock
                                       Shares      Amount  Par Value    Earnings     Purchases  Shares     Amount        Total
                                     ---------    -------  ----------- ---------    ----------- ------   ----------    ----------
Balance at April 30, 1997                   60              $314,800   $ 705,166    $   326,230     20   $(405,000)    $  614,966
                                     ---------
Net income for the year
    ended April 30, 1998                                                 200,743                                          200,743

Capital contributed                                           75,000                                                       75,000
Payments-Treasury shares notes                                                         (326,230)
Effect of reverse acquisition
   and recapitalization:
March 11, 1998 (See Note 1)          6,250,000    $ 6,250   $ (6,250)
Retirement of Treasury stock                                            (405,000)                  (20)     405,000

                                     ---------    -------   --------   ---------    ----------- ------   ----------    ----------
Balance April 30, 1998               6,250,000      6,250    383,550     500,909              0      0            0       890,709

Net loss for the year
   ended April 30, 1999                                                 (116,328)                                        (116,328)

                                     ---------    -------   --------   ---------    ----------- ------   ----------    ----------
Balance April 30, 1999               6,250,000    $ 6,250   $383,550   $ 384,581              0      0            0    $  774,381
                                     ---------    -------   --------   ---------    ----------- ------   ----------    ----------

Stock issued in connection
with acquisition                       364,963        365    499,635                                                      500,000

Net income for the three months
   ended July 31, 1999 (Unaudited)                                         9,727                                            9,727

                                     ---------    -------   --------   ---------    ----------- ------   ----------    ----------
Balance July 31, 1999                6,614,963    $ 6,615   $883,185   $ 394,308              0      0            0    $1,284,108
                                     ---------    -------   --------   ---------    ----------- ------   ----------    ----------


See accompanying Notes.

                     NESCO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        THREE MONTHS ENDED JULY 31, 1999
                            AND 1998 (UNAUDITED) AND
                       YEARS ENDED APRIL 30, 1999 AND 1998

1.   Organization, Operations and Significant Accounting Policies

     Organization:

     NESCO Industries, Inc., (the Company) was incorporated in Nevada on March 29, 1993, under the name Coronado Capital Corp. (formerly Coronado Communications Corp.).

     On March 11, 1998, the Company acquired National Abatement Corp. ("NAC") and NAC Environmental Services Corp. ("NESC") pursuant to an Agreement and Plan of Reorganization. To effect the reorganization, NESCO issued 5,000,000 shares of its common stock in exchange for the outstanding common shares of NAC and NESC. Upon consummation of the reorganization, NAC and NESC became wholly-owned subsidiaries of NESCO. As part of the reorganization, the Company amended its articles of incorporation to change its name to NESCO Industries, Inc. and authorized 1,000,000 shares of preferred stock. For accounting purposes the acquisition has been treated as a recapitalization of NAC with NAC as the acquirer (reverse acquisition).

     The Company is a holding company and all of its business is conducted through its three wholly-owned subsidiaries.

     NAC was organized under the laws of the state of Delaware on May 15, 1988. NAC is engaged in the abatement and removal of asbestos materials found in commercial and industrial structures located in New York, New Jersey, and Pennsylvania. The work is performed principally in office buildings for owners of various commercial businesses and other contractors principally under lump sum contracts.

     NESC was organized under the laws of the state of Delaware on May 12, 1993. NESC is engaged in providing various environmental services including air quality management, lead abatement services, and management of storage tanks found in commercial and industrial structures located in New York and New Jersey.

     NAC/Indoor Air Professionals, Inc. was organized under the laws of the State of New York on June 28, 1999. The Company provides indoor air quality monitoring, testing and remediation services.

                     NESCO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        THREE MONTHS ENDED JULY 31, 1999
                            AND 1998 (UNAUDITED) AND
                       YEARS ENDED APRIL 30, 1999 AND 1998

1.   Organization, Operations and Significant Accounting Policies (continued)

     Basis of Presentation and Principles of Consolidation:

     The accompanying financial statements include the accounts of the Company and its wholly-owned subsidiaries on a consolidated basis. All significant intercompany accounts and transactions have been eliminated.

     The financial statements as of July 31, 1999 and 1998 and for the three months ended July 31, 1999 and 1998 are unaudited; however, in the opinion of management such statements include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the results for the periods presented.

     The interim financial statements should be read in conjunction with the financial statements for the fiscal year ended April 30, 1999 and notes thereto.

     The results of operations for the interim periods are not necessarily indicative of the results that might be expected for the future interim periods or for the full year ending April 30, 2000.

     Use of Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. In these financial statements; assets, liabilities, and earnings from contracts involve extensive reliance on management's estimates. Actual results could differ from those estimates.

     Revenue and Cost Recognition:

     Earned revenues are recorded using the percentage of completion method. Under this method, earned revenues are determined by reference to Company's engineering estimates, contract expenditures incurred, and work performed. The calculation of earned revenue and the effect on several asset and liability amounts are based on the common industry standard revenue determination formula of actual

                     NESCO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        THREE MONTHS ENDED JULY 31, 1999
                            AND 1998 (UNAUDITED) AND
                       YEARS ENDED APRIL 30, 1999 AND 1998

1.   Organization, Operations and Significant Accounting Policies (continued)

     costs-to-date compared to total estimated job costs. Due to uncertainties inherent in the estimation process, and uncertainties relating to future performance as the contracts are completed, it is at least reasonably possible that estimated job costs, in total or on individual contracts, will be revised. When a loss is anticipated, the entire amount of the estimated loss is provided for in the period.

     The asset, "unbilled costs and estimated earnings in excess of billings on uncompleted contracts" represents revenues recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings on uncompleted contracts" represents billings in excess of revenues recognized.

     Balance Sheet Classification:

     In accordance with construction industry practice, the Company includes in current assets and liabilities those amounts relating to construction contracts that may be realizable or payable over a period in excess of one year.

     Cash and Equivalents:

     The Company classifies highly liquid debt instruments, purchased with a maturity of three months or less, as cash equivalents. The carrying amount approximates fair value due to the short maturity of the investments.

                     NESCO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        THREE MONTHS ENDED JULY 31, 1999
                            AND 1998 (UNAUDITED) AND
                       YEARS ENDED APRIL 30, 1999 AND 1998

1.   Organization, Operations and Significant Accounting Policies (continued)

     Supplemental Disclosures of Cash Flow Information:

     Cash paid during the year for:


                                                 Three Months
                                                    Ending                         Year Ending
                                                    July 31,                        April 30,
                                               1999         1998                 1999         1998
                                               ----         ----                 ----         ----
                                                 (Unaudited)
     Interest                                $     --     $  4,968             $ 15,557     $ 27,699
                                             --------     --------             --------     --------

     Taxes                                   $    198     $     --             $ 73,640     $189,518
                                             --------     --------             --------     --------

     Non-cash Investing and Financing items:

     Debt incurred in connection
       with the purchase of property
       and equipment                         $     --     $ 27,578             $ 27,578     $     --
                                             --------     --------             --------     --------

     Insurance of Company shares
       in connection with asset
       purchase                              $500,000     $     --             $     --     $     --
                                             --------     --------             --------     --------

     Fixed Assets and Depreciation:

     Depreciation is computed principally using accelerated methods over the estimated useful lives of the assets. Expenditures for maintenance, repairs, and minor renewals are charged to operations. Major renewals and betterments are capitalized.

     Intangible Assets:

     Intangible assets represent goodwill and covenant not to compete. Amortization is provided in a straight line method over 15 years for goodwill and 2 years for the covenant not to compete.

                     NESCO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        THREE MONTHS ENDED JULY 31, 1999
                            AND 1998 (UNAUDITED) AND
                       YEARS ENDED APRIL 30, 1999 AND 1998

1.   Organization, Operations and Significant Accounting Policies (continued)

     Joint Venture:

     NAC has a joint venture agreement with American Standard Corp. to complete contracts aggregating $1,276,000 for abatement projects in Pittsburgh, Pennsylvania. The joint venture projects were substantially complete at April 30, 1998. The equity method is used to account for the Company's investment in the venture. The joint venture agreement provides for profit allocation based on agreed upon formulas applied on a project by project basis.

     Investments:

     The Company uses the lower of cost or market method in accounting for its investments. At April 30, 1999, an allowance for decline in market value of $20,730 was deducted from the cost of these securities of $38,730.

     Income Taxes:

     Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at enacted income tax rates expected to apply to taxable income in the years when such temporary differences are expected to be recovered as prescribed in Statement of Financial Accounting Standards
     (SFAS) No. 109, Accounting for Income Taxes. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

     An allowance for uncollectibles is provided for financial statement purposes and the direct write off method is used for tax reporting. For years ending April 30, 1998 and prior, income from construction contracts was reported for tax purposes on the completed-contract method, and for financial statement purposes on the percentage-of-completion method. In accordance with income tax regulations, NAC and NESC are required to report income from construction contracts using the percentage of completion method for years beginning May 1, 1998. (See Note 6)

                     NESCO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        THREE MONTHS ENDED JULY 31, 1999
                            AND 1998 (UNAUDITED) AND
                       YEARS ENDED APRIL 30, 1999 AND 1998

1.   Organization, Operations and Significant Accounting Policies (continued)

     Earnings Per Share:

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 128, "Earnings per Share" which requires companies to present basic earnings per share and diluted earnings per share, instead of the primary and fully diluted EPS that was required. The Company adopted SFAS No. 128, "Earnings per Share," effective December 15, 1997.

2.   Accounts Receivable

     The Company submits requisitions (invoices) to customers based on work performed. Pursuant to contract provisions, these requisitions include amounts, referred to as retainage, which are retained until completion and acceptance of the contract. Included in accounts receivable are amounts retained by customers at April 30, 1999 and 1998 of $4,900 and $61,700, respectively. The allowance for uncollectible accounts at July 31, 1999 and April 30, 1999 was $146,800 and April 30, 1998 was $116,013.

     The Company's principal accounts receivable are due from owners of commercial real estate and other contractors.

3.   Unbilled Costs and Estimated Earnings on Uncompleted Contracts

     An analysis of job costs and billings, on a per job basis, reflects the following:

                                                  July 31,                 April 30,
                                           1999             1998             1999
                                        ----------       ----------       ----------
                                                 (Unaudited)
     Costs incurred on
       uncompleted contracts            $4,053,608       $3,386,471       $3,222,013
     Estimate earnings                   1,293,727        1,043,512        1,026,524
                                        ----------       ----------       ----------
                                         5,347,335        4,429,983        4,248,537
     Less: Billings to date              5,315,871        4,286,510        4,510,786
                                        ----------       ----------       ----------
                                        $   31,464       $  143,473       $ (262,249)
                                        ----------       ----------       ----------

                     NESCO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        THREE MONTHS ENDED JULY 31, 1999
                            AND 1998 (UNAUDITED) AND
                       YEARS ENDED APRIL 30, 1999 AND 1998

3.   Unbilled Costs and Estimated Earnings on Uncompleted Contracts (continued)

     The aforementioned balance is included in the accompanying balance sheet under the following captions:

                                           July 31,                  April 30,
                                        1999      1998                  1999
                                        ----      ----                  ----
                                          (Unaudited)
     Unbilled costs and
       estimated earnings in
       excess of billings on
       uncompleted contracts          $695,819  $507,037             $ 211,961

     Less: Billings in excess
       of costs and
       estimated earnings
       on uncompleted
       contracts                       664,355   363,564               474,210
                                      --------  --------             ---------
                                      $ 31,464  $143,473             $(262,249)
                                      --------  --------             ---------

4.   Fixed Assets

     The major classes of fixed assets and the range of their useful lives are as follows:


                                               July 31,                April 30,       Useful Life
                                           1999        1998              1999            (Years)
                                         --------    --------          --------          -------
                                             (Unaudited)
     Vehicles                            $133,396    $166,333          $133,396             5
     Office equipment                     106,759      63,271           104,271             5
     Furniture and fixtures               144,612      13,548           112,964             7
     Equipment and tools                   38,502      27,837            31,002             5
     Leasehold improvements               187,304      15,558           187,303            10
                                         --------    --------          --------
                                          610,573     286,547           568,936
     Less: Accumulated depreciation       219,317     189,077           201,457
                                         --------    --------          --------
                                          391,256      97,470           367,479
                                         --------    --------          --------
     Depreciation and amortization
       of leaseholds for the period      $ 17,860    $  9,900          $ 50,276
                                         --------    --------          --------

                     NESCO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        THREE MONTHS ENDED JULY 31, 1999
                            AND 1998 (UNAUDITED) AND
                       YEARS ENDED APRIL 30, 1999 AND 1998

5.   Intangibles


                                    July 31,            April 30,
                                1999        1998          1999
                              -------      ------        ------
                                   (Unaudited)

     Amortization expense
       for the period         $ 4,861      $   --        $   --
                              -------      ------        ------


6.   Income Taxes

         The provision for income taxes consists of the following:

                                           July 31,                     April 30,
                                      1999          1998            1999         1998
                                   --------       -------         --------     --------
                                         (Unaudited)
     Current:
       Federal                     $  9,315       $    --         $162,580     $109,738
       State and local                5,471         3,809          111,787       87,538
                                   --------       -------         --------     --------
                                     14,786         3,809          274,367      197,276
                                   --------       -------         --------     --------

     Deferred:
       Federal                           --            --         (174,182)      65,809
       State and local                   --            --         (119,200)      34,186
                                   --------       -------         --------     --------
                                         --            --         (293,382)      99,995
                                   --------       -------         --------     --------
                                   $ 14,786       $ 3,809         $(19,015)    $297,271
                                   --------       -------         --------     --------

                     NESCO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        THREE MONTHS ENDED JULY 31, 1999
                            AND 1998 (UNAUDITED) AND
                       YEARS ENDED APRIL 30, 1999 AND 1998

6.   Income Taxes (continued)

     The tax effects of temporary differences and tax credits that give rise to deferred tax assets and liabilities are as follows:

                                                             April 30,
                                                               1999
                                                             ---------

     Deferred tax assets:
       Accounts receivable allowance                         $ 56,900
       Minimum tax cedits                                          --
       Marketable securities allowance                          7,700
       Valuation allowance                                         --
       Net operating loss                                      27,000
       Depreciation                                             1,800
       Deferred rent                                            1,200
                                                             --------
                                                               94,600
                                                             --------

     Deferred tax liabilities:
       Deferred income on work
         in progress                                               --
                                                             --------
     Net deferred tax asset (liability)                      $ 94,600
                                                             --------

                     NESCO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        THREE MONTHS ENDED JULY 31, 1999
                            AND 1998 (UNAUDITED) AND
                       YEARS ENDED APRIL 30, 1999 AND 1998

6.   Income Taxes (continued)

     A reconciliation of the federal statutory tax rate to the effective federal tax rate is as follows:

                                                July 31,           April 30,
                                             1999      1998     1999       1998
                                             ----      ----     ----       ----
                                              (Unaudited)
     Federal statutory rate (recovery)       34.0%    (34.0)%  (34.0)%     34.0%
     State and local income taxes
       net of federal tax benefit            (7.6)     (3.5)    (1.9)      (8.3)
     Minimum tax credit adjustment             --        --      9.4         --
     Non-deductible items                    11.6        --     13.5       13.1
     Surtax exemption                          --        --      7.4       (3.1)
     Provision variance                        --        --      6.0         --
     Other                                     --        --      1.6       (0.5)
                                             ----      ----     ----       ----
     Rate before valuation allowance         38.0     (37.5)     2.0       35.2
     Valuation allowance adjustment            --      37.5    (10.6)        --
                                             ----      ----     ----       ----
                                             38.0%       --%    (8.6)%     35.2%
                                             ----      ----     ----       ----

7.   Notes Payable, Treasury Stock

     On January 15, 1997, the Company acquired 20 shares of its common stock in exchange for a $405,000 note bearing interest at 9%. The note provides for monthly installments of $28,648, and the final payment was in December 1997.


8.   Notes Payable, Equipment

     At April 30, 1999, notes payable, equipment consisted of the following:

                                      Total       Current      Long Term
                                     --------    ---------    -----------

     Notes payable                   $ 26,832    $  15,790      $ 11,042
     Less: Prepaid interest               699          569           130
                                     --------    ---------      --------
                                     $ 26,133    $  15,221      $ 10,912
                                     --------    ---------      --------

                     NESCO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        THREE MONTHS ENDED JULY 31, 1999
                            AND 1998 (UNAUDITED) AND
                       YEARS ENDED APRIL 30, 1999 AND 1998

8.   Notes Payable, Equipment (continued)

     Equipment notes bear interest at varying rates and are secured by the related equipment.

     Aggregate future minimum payments are as follows:

     For the year ending April 30,

                       2000          $15,221
                       2001            9,464
                       2002            1,448
                                     -------
                                     $26,133
                                     -------

9.   Loans Payable, Shareholders

     The loans payable to shareholders are due on demand, bear interest at varying or variable rates, and are unsecured. The Company has subordinated the payment of loans totalling $188,441, pursuant to an agreement with the Company's surety bonding company.

10.  Stock Options

     The Company's 1999 Stock Option Plan provides that key employees are eligible to receive incentive stock options or nonstatutory stock options and that directors and advisors shall be eligible to receive non-qualified options. Under the plan, the Company may grant options to purchase up to 1,000,000 shares. In the case of an optionee who beneficially owns more than ten percent of the Company's outstanding shares as of the time the option is granted, the purchase price of the optioned stock must be fixed at not less than one hundred and ten percent of the fair market value.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions; no dividend yield, expected volatility of 196 percent, risk-free interest rate of 6.04 percent, and 5 year expected lives.

                     NESCO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        THREE MONTHS ENDED JULY 31, 1999
                            AND 1998 (UNAUDITED) AND
                       YEARS ENDED APRIL 30, 1999 AND 1998

10.  Stock Options (continued)

     Options were granted on June 14, 1999 at 110% of fair market value, $1.50 per share, as determined by the Company's Board of Directors, and these options were fully vested on granting.

     The Company accounts for this program under APB Opinion No. 25, under which no compensation cost has been recognized.

     Transactions during the quarter ended July 31, 1999 involving stock options are summarized as follows:

                                                 Number                          Non-       Price per
                                               of Shares      Qualified       Qualified       Share
                                               ---------      ---------       ---------     ---------
     Options outstanding at April 30, 1999            --             --              --            --

     1999 option grant on June 14, 1999          445,000        277,000         168,000     $    1.50
                                               ---------      ---------       ---------     ---------

     Options outstanding at July 31, 1999        445,000
                                               ---------

     Exercisable at July 31, 1999                445,000
                                               ---------

                     NESCO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        THREE MONTHS ENDED JULY 31, 1999
                            AND 1998 (UNAUDITED) AND
                       YEARS ENDED APRIL 30, 1999 AND 1998

10.  Stock Options (continued)

     Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of FASB Statement 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                          Three months
                                                             Ended
                                                         July 31, 1999
                                                        ---------------
                                                          (Unaudited)
     Net income (loss):
       As reported                                        $   9,727
       Pro Forma                                           (533,173)

     Basic and diluted earnings (loss)
       per share:
         As reported                                             --
         Pro Forma                                             (.08)


11.  Preferred Shares

     On March 11, 1998, the Company's Articles of Incorporation were amended to authorize 1,000,000 shares of preferred stock, par value .001 per share to be issued with rights, preferences and designations as determined by the Board of Directors. To date, no preferred shares have been subscribed to or issued.

12.  Related Party Transactions

     During the year ended April 30, 1999, certain stockholders and officers rendered consulting services totalling $208,000 and subcontractor services totalling $130,616. Warehouse rental payments totalling $38,325 were paid to a former stockholder. NAC rendered subcontractor services to related parties totalling $140,500.

                     NESCO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        THREE MONTHS ENDED JULY 31, 1999
                            AND 1998 (UNAUDITED) AND
                       YEARS ENDED APRIL 30, 1999 AND 1998

12.  Related Party Transactions (continued)

     During the year ended April 30, 1998, certain stockholders and officers of the Company rendered consulting services totalling $142,000 and subcontractor services totalling $51,119. In addition, warehouse rental payments totalling $36,600 were paid to a former stockholder. Subcontractor services rendered to affiliates totalled $84,313.

13.  Employee Benefit Plans

     The Company maintains a profit sharing and a 401(k) plan covering substantially all full-time, non-union employees who have completed one year of continuous service and who meet certain other eligibility requirements. Contributions to the plan are discretionary and are allocated in proportion to compensation. For the year ended April 30, 1999 and 1998, the Company contributed $16,146 and $16,518, respectively to the profit sharing plan.


14.  Commitments and Contingencies

     Litigation:

     The Company is defendant in lawsuits involving personal injury claims arising from job-site accidents. These plaintiffs' claims exceed the Company's applicable insurance coverages, therefore, any judgement or settlement in excess of insurance will require payment by the Company. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position of the Company.

     The Company is also defendant in two cases pending involving former employees of the Company for claims totalling $170,500. The Company has requested Bill of Particulars for each case, and the plaintiffs' attorney has not yet responded. Management has accrued $40,000 as its estimate of potential liability for these claims.

                     NESCO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        THREE MONTHS ENDED JULY 31, 1999
                            AND 1998 (UNAUDITED) AND
                       YEARS ENDED APRIL 30, 1999 AND 1998

14.  Commitments and Contingencies (continued)

     Leases:

     On October 1, 1998, the Company entered into a 10 year lease through September 30, 2008 for rental of office facilities. The lease provides for escalations for scheduled rent increases and for the Company's proportionate share of increases in real estate taxes and maintenance costs.

     Under generally accepted accounting principles, the Company charges rent expense to operations ratably over the term of the lease. The Company has charged $2,553 to operations through April 30, 1999, representing its cumulative lease costs calculated on a straight-line basis in excess of rent paid. The resulting liability has been included in the accompanying balance sheet as deferred rent payable. For income tax purposes, the Company deducts rent expense as it is paid pursuant to lease terms.

     Aggregate future minimum rental payments under the principal lease are as follows:

        For the year ending April 30,
                                    2000            $  158,300
                                    2001               158,300
                                    2002               158,300
                                    2003               158,300
                                    2004               170,200
        Subsequent to 2004                             789,300
                                                    -----------
        Total minimum future rental payments        $ 1,592,700
                                                    -----------

                     NESCO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        THREE MONTHS ENDED JULY 31, 1999
                            AND 1998 (UNAUDITED) AND
                       YEARS ENDED APRIL 30, 1999 AND 1998

14.  Commitments and Contingencies (continued)

     The Company leases warehouse space from a former stockholder on a month-to-month basis. The monthly rent is $3,375, and the Company is required to pay insurance, taxes, and maintain the premises.

     Rent expense was charged as follows:

                                                July 31,            April 30,
                                             1999      1998     1999       1998
                                             ----      ----     ----       ----
                                              (Unaudited)
     Cost of earned revenues              $ 10,125  $ 9,150  $ 38,325   $ 36,600

     General and administrative expenses  $ 43,165  $15,236  $127,633   $ 58,561

15.  Risk and Uncertainties

     The Company is subject to laws and regulations relating to the protection of the environment. While it is not possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly any future remediation and other compliance efforts, in the opinion of management, compliance with the present environmental protection laws will not have a material adverse effect on the financial condition, competitive position or capital expenditures of the Company. However, the Company's efforts to comply with increasingly stringent environmental regulations may have an adverse effect on the Company's future earnings.

16.  Acquisition

     On July 10, 1999 NAC/Indoor Air Professionals, Inc. purchased certain tangible and intangible assets. The acquisition cost was $637,860, payable $137,860 in cash and $500,000 in Company stock. The acquisition was accounted for as a purchase. The excess of the acquisition cost over the fair value of assets was $500,000 which will be amortized over 15 years beginning in July 1999.

                     NESCO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        THREE MONTHS ENDED JULY 31, 1999
                            AND 1998 (UNAUDITED) AND
                       YEARS ENDED APRIL 30, 1999 AND 1998

17.  Fair Values of Financial Instruments

     The following methods and assumptions were used to estimate the fair value of financial instruments:

     Cash and Cash Equivalents:

     The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

     Accounts Receivable and Accounts Payable:

     The carrying amounts of accounts receivable and accounts payable in the balance sheet approximates fair value.

     Short-Term and Long-Term Debt

     The carrying amount of the notes payable approximates fair value.

                                    PART III

ITEM III.1 - INDEX TO EXHIBITS

Exhibit No.                  Description
-----------                  -----------
3.1                          Articles of Incorporation as amended
3.2                          Bylaws as amended
4.1                          Common Stock Certificate
4.2                          Incentive Stock Option Plan
21                           Subsidiaries
27                           Financial Data Schedules

                                   SIGNATURES


     In accordance with Section 12(g) of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 30th day of November, 1999.

                                NESCO INDUSTRIES, INC.


                                By: s/ Santo Petrocelli, Sr.
                                    --------------------------------
                                    SANTO PETROCELLI, SR., President
                                    and Chief Executive Officer



                                By: s/ Lawrence S. Polan
                                    ------------------------------------------
                                    LAWRENCE S. POLAN, Chief Financial Officer